vnu

05010688

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 3 2005
WASH., D.C. 192

Date	June 16, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed two press releases dated June 16, 2005:

VNU TO SHARE GROWTH AND INNOVATION PLANS AT INVESTOR DAY ON JUNE 17

With kind regards,
VNU by
b/a

Rob de Meel
Senior Vice President

PROCESSED
AUG 2 5 2005
THOMSON
FINANCIAL

dw 8/24

vnu

Press release

ADR file nr 82-2876

Date June 16, 2005

VNU TO SHARE GROWTH AND INNOVATION PLANS AT INVESTOR DAY ON JUNE 17

Leaders of MI and MMI Groups To Brief Investors on Strategic Plans and Opportunities

New York – VNU, a leading global information and media company, will hold a company-sponsored Investor Day tomorrow in New York to brief analysts and investors on the strategic plans and growth opportunities of its Marketing Information (MI) and Media Measurement & Information (MMI) groups.

Leaders of ACNielsen, VNU Advisory Services, Nielsen Media Research and other VNU operating units will give a series of presentations and product demonstrations as part of the day's events. The senior management of VNU will host the day-long meeting.

VNU's Investor Day will be audio webcast live at www.vnu.com. A replay will be available on the web site following the meeting.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 3.8 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor relations	Rob de Meel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031
	Peter Wortel	Haarlem	+31 23 546 36 00

SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2005
WASH. DC
192 SECTION